                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 2)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 SeraCare, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   817473101
                                 (CUSIP Number)

                                 BARRY D. PLOST
                               c/o SeraCare, Inc.
                       1925 Century Park East, Suite 1970
                         Los Angeles, California 90067
                           Tel. No.:  (310) 772-7777
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                             David A. Krinsky, Esq.
                             O'Melveny & Myers LLP
                            610 Newport Center Drive
                                   Suite 1700
                        Newport Beach, California 92660

                               September 25, 2001
                    (Date of Event Which Requires Filing of
                                This Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Barry D. Plost
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER       (a) [_]
     OF A GROUP                                  (b) [_]
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(3)  SEC USE ONLY
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(4)  SOURCE OF FUNDS
          PF
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                  [_]
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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(7)  SOLE VOTING POWER                           -0-
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(8)  SHARED VOTING POWER                         -0-
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(9)  SOLE DISPOSITIVE POWER                      -0-
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(10) SHARED DISPOSITIVE POWER                    -0-
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                            -0-
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                [_]
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11) 0.00%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
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This Amendment No. 2 to Schedule 13D amends and restates the Schedule 13D dated
November 13, 1998.

Item 1.  Security and Issuer

This statement relates to the common stock (the "Common Stock") of SeraCare, Inc., a Delaware corporation (the "Company"), having its principal executive offices at 1925 Century Park East, Suite 1970, Los Angeles, California 90067.

Item 2.  Identity and Background

     (a) This Schedule 13D is filed on behalf of Barry D. Plost, an individual. Mr. Plost is hereinafter referred to as the "Reporting Person."

     (b) The Reporting Person's address is c/o SeraCare, Inc., 1925 Century Park East, Suite 1970, Los Angeles, California 90067.

     (c) Since 1996, the Reporting Person has served as a director, Chairman of the Board of the Directors, Chief Executive Officer and President of the Company.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration

        Not applicable.

Item 4. Purpose of Transaction

        Not applicable.

Item 5. Interest in Securities of the Issuer

     (a) As a result of the Agreement and Plan of Merger dated as of June 10, 2001, as amended on August 1, 2001 (as amended, the "Merger Agreement"), by and among Instituto Grifols, S.A., a company organized under the laws of Spain ("Purchaser"), SI Merger Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Sub"), and SeraCare, Inc., a Delaware corporation ("SeraCare"), the Reporting Person no longer has beneficial ownership of any shares of Common Stock. Pursuant to the Merger Agreement, the Company spun-off all of the outstanding shares of common stock of the Company's wholly owned subsidiary, SeraCare Life Sciences, Inc., after the close of business on September 24, 2001 (the "Spin-Off"). Subsequent to the Spin-Off, Sub was merged with and into the Company with the Company as the surviving corporation (the "Merger"). As a result of the Merger, the Company became a wholly owned subsidiary of Purchaser. Upon completion of the Spin-Off and Merger, the Company's stockholders received:

     . in the Spin-Off, two shares of SeraCare Life Sciences, Inc. common stock for every five shares of the Company's Common Stock owned after the close of business on September 24, 2001, the record date for the Spin-Off; and

     . in the Merger, a cash payment of $6.8513 for each share of the Company's
       Common Stock owned on September 25, 2001, the effective time of the Merger.

     (b) Not applicable.

     (c) As a result of the Agreement and Plan of Merger dated as of June 10, 2001, as amended on August 1, 2001 (as amended, the "Merger Agreement"), by and among Instituto Grifols, S.A., a company organized under the laws of Spain ("Purchaser"), SI Merger Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Sub"), and SeraCare, Inc., a Delaware corporation ("SeraCare"), the Reporting Person no longer has beneficial ownership of any shares of Common Stock. Pursuant to the Merger Agreement, the Company spun-off all of the outstanding shares of common stock of the Company's wholly owned subsidiary, SeraCare Life Sciences, Inc., after the close of business on September 24, 2001 (the "Spin-Off"). Subsequent to the Spin-Off, Sub was merged with and into the Company with the Company as the surviving corporation (the "Merger"). As a result of the Merger, the Company became a wholly owned subsidiary of Purchaser. Upon completion of the Spin-Off and Merger, the Company's stockholders received:

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     . in the Spin-Off, two shares of SeraCare Life Sciences, Inc. common stock for every five shares of the Company's Common Stock owned after the close of business on September 24, 2001, the record date for the Spin-Off; and

     . in the Merger, a cash payment of $6.8513 for each share of the Company's
       Common Stock owned on September 25, 2001, the effective time of the Merger.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material To Be Filed as Exhibits

Not applicable.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         October 4, 2001


                                          /s/ Barry D. Plost
                                         ______________________________________
                                         Barry D. Plost

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